SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL discloses preliminary traffic figures for April 2022

São Paulo, May 5, 2022 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), Brazil’s largest domestic airline, announces today preliminary air traffic figures for the month of April 2022, compared to the same period in 2021.

Highlights:

|	GOL’s total supply (ASK) increased 227.8%. Total seats increased 221.2% and the number of departures increased by 227.2%. GOL's total demand (RPK) increased by 209.5% and the load factor was 78.2%.
|	GOL’s domestic supply (ASK) increased 211.6% and demand (RPK) increased by 192.4%. GOL’s domestic load factor was 77.7%. The volume of departures increased by 218.6% and seats increased by 212.8%.
|	GOL’s international supply (ASK) was 145 million, the demand (RPK) was 127 million and international load factor was 87.4%.

April/22 Preliminary Traffic Figures:

	Monthly Traffic Figures (¹)			Accumulated Traffic Figures(¹)			LTM Traffic Figures (¹)
Operating data *	Apr/22	Apr/21	% Var.	4M22	4M21	% Var.	Apr/22 LTM	Apr/21 LTM	% Var.
Total GOL
Departures	14,889	4,551	227.2%	63,666	37,482	69.9%	150,019	97,886	63.8%
Seats (thousand)	2,595	808	221.2%	11,133	6,555	69.8%	26,311	17,077	64.5%
ASK (million)	2,927	893	227.8%	13,037	7,892	65.2%	30,127	20,333	58.2%
RPK (million)	2,288	739	209.5%	10,479	6,331	65.5%	24,743	16,320	61.1%
Load factor	78.2%	82.8%	-4.6 p.p	80.4%	80.2%	0.2 p.p	82.1%	80.3%	1.5 p.p
Pax on board (thousand)	1,960	661	196.5%	8,706	5,156	68.8%	21,058	13,443	66.3%
Domestic GOL
Departures	14,499	4,551	218.6%	62,510	37,482	66.8%	148,948	97,886	62.3%
Seats (thousand)	2,527	808	212.8%	10,933	6,555	66.8%	26,127	17,077	63.1%
ASK (million)	2,783	893	211.6%	12,552	7,892	59.0%	29,661	20,333	55.2%
RPK (million)	2,162	739	192.4%	10,095	6,331	59.5%	24,391	16,320	58.2%
Load factor	77.7%	82.8%	-5.1 p.p	80.4%	80.2%	0.2 p.p	82.2%	80.3%	1.6 p.p
Pax on board (thousand)	1,903	661	187.9%	8,546	5,156	65.7%	20,917	13,443	64.9%
International GOL
Departures	390	0	N.A.	1,156	0	N.A.	1,071	0	N.A.
Seats (thousand)	67	0	N.A.	200	0	N.A.	183	0	N.A.
ASK (million)	145	0	N.A.	485	0	N.A.	466	0	N.A.
RPK (million)	127	0	N.A.	384	0	N.A.	352	0	N.A.
Load factor	87.4%	0	N.A.	79.2%	0	N.A.	75.5%	0	N.A.
Pax on board (thousand)	57	0	N.A.	160	0	N.A.	141	0	N.A.
On-time Departures	94.7%	97.3%	-2.6 p.p	95.3%	96.8%	-1.6 p.p	93.0%	95.8%	-3.0 p.p
Flight Completion	99.5%	97.7%	1.8 p.p	99.6%	98.0%	1.6 p.p	99.3%	98.1%	1.3 p.p
Cargo Ton (thousand)	5.1	2.6	99.9%	19.8	12.4	59.4%	46.8	32.4	52.5%

* Source: Agência Nacional de Aviação Civil (ANAC) and the Company for the current month.

(1) Preliminary Figures

1	GOL Linhas Aéreas Inteligentes S.A.

GOL discloses preliminary traffic figures for April 2022

GOL Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A. (“GOL”)

GOL is Brazil's largest airline, leader in the corporate and leisure segments. Since its founding in 2001, it has been the airline with the lowest unit cost in Latin America, which has enabled the democratization of air transportation. The Company has alliances with American Airlines and Air France-KLM, in addition to making available to Customers many codeshare and interline agreements, bringing more convenience and ease of connections to any place served by these partnerships. With the purpose of "Being First for Everyone", GOL offers the best travel experience to its passengers, including: the largest inventory of seats and the most legroom; the most complete platform with internet, movies and live TV; and the best loyalty program, SMILES. In cargo transportation, GOLLOG delivers parcels to various regions in Brazil and abroad. The Company has a team of 15,000 highly qualified airline professionals focused on Safety, GOL's number one value, and operates a standardized fleet of 135 Boeing 737 aircraft. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ri.

2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2022

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer